As filed with the Securities and Exchange Commission on November 20, 2024	Registration Statement No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________

FORM F-7

REGISTRATION STATEMENT

UNDER THE
SECURITIES ACT OF 1933

_______________

Burcon NutraScience Corporation

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	2000 (Primary Standard Industrial Classification Code Number (if applicable))	98-0686585 (I.R.S. Employer Identification Number (if applicable))

Suite 490 - 999 West Broadway

Vancouver, British Columbia, Canada
V5Z 1K5

(604) 733-0896

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
28 Liberty St.

New York, NY 10005

212-894-8940

(NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

________________

Copies to:

Kimberley R. Anderson Dorsey & Whitney LLP Columbia Center 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104-7043 (206) 903-8800	Victor Gerchikov Stikeman Elliott LLP Suite 1700, Park Place 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8 (604) 631-1300

_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (1) (2)
Common Shares	142,628,096	U.S.$0.0608	U.S.$8,671,859.55	U.S.$1,327.66

(1) Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

(2) Based on the Canadian offering price of Cdn$0.085 converted using exchange rate of Cdn.$1.00 to U.S.$0.7153, the daily average rate as reported by the Bank of Canada on November 19, 2024.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I-INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice to Security Holders, attached hereto.

All references to CDN $ or $ in the Rights Offering Circular and Notice to Security Holders refer to Canadian Dollars.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Circular under the caption "Documents Filed as Part of the Registration Statement".

This rights offering circular (this "Circular") is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the November 20, 2024 rights offering notice, which you should have already received. If you are a registered shareholder, your rights direct registration advice and subscription form were enclosed with the rights offering notice. This circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering (as defined below) is not being made to, nor will deposits be accepted from or on behalf of, Burcon shareholders in any jurisdiction in which the making or acceptance of the Rights Offering would not be in compliance with the laws of such jurisdiction. However, Burcon may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering in any such jurisdiction.

Rights Offering Circular	November 20, 2024

BURCON NUTRASCIENCE CORPORATION

We currently have sufficient working capital to last 3 months. We require at least 65% of the offering to last 12 months.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Circular in accordance with the disclosure requirements under Canadian securities laws. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of the British Columbia, Canada, that some of its directors and officers are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED UNDER THIS RIGHTS OFFERING HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF OFFERING

Reference in this notice to "we", "our", "us" and similar terms means Burcon NutraScience Corporation ("Burcon" or the "Company"). Reference in this notice to "you", "your" and similar terms mean to Burcon shareholders. Unless otherwise indicated, reference herein to "$" or "dollar" are to Canadian dollars. Certain terms used in this Circular are defined elsewhere herein.

WHY ARE YOU READING THIS CIRCULAR?

We are issuing to the holders of common shares in the capital of the Company (the “Common Shares”) of record at 5:00 p.m. (Toronto time) on November 27, 2024 (the “Record Date”) and who are resident in Canada and to shareholders in the United States (subject to restrictions in certain states as set forth in the following paragraph) (the “Eligible Jurisdictions”) and outside the Eligible Jurisdictions where the Company is eligible to make such offer, transferrable rights (“Rights”) to subscribe for Common Shares on the terms described in this Circular (the “Rights Offering”). This Circular provides additional details about the Rights Offering referred to in the Rights Offering notice dated November 20, 2024 (the “Notice”), a copy of which has been filed on SEDAR+ at www.sedarplus.ca and will be mailed to the holders of Common Shares on or about December 2, 2024.

This circular covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin) may restrict exercise of the Rights. The Company intends to seek an exemption from the registration requirements of Arizona, Arkansas, Minnesota, and Wisconsin (the "Filing States") to allow the exercise of Rights by shareholders in those states. In certain states, including California and Ohio and any Filing State in which the Company is unable to obtain an exemption from state registration requirements, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention: Dorothy Law at dlaw@burcon.ca. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights ("Ineligible U.S. Holders"). Neither the offering notice nor this circular is to be constructed as an offering of the Common Shares issuable upon exercise of the Rights to any Ineligible U.S. Holder.

WHAT IS BEING OFFERED?

Each holder of Common Shares on the Record Date resident in an Eligible Jurisdiction (an "Eligible Holder") will receive one Right for each Common Share held as of the Record Date.

WHAT DOES ONE RIGHT ENTITLE YOU TO RECEIVE?

You are entitled to subscribe for one Common Share for each Rights held upon payment of the Subscription Price (as defined below) per share (the "Basic Subscription Privilege"). No fractional Common Shares will be issued. If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the "Additional Common Shares") not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (the "Additional Subscription Privilege").

WHAT IS THE SUBSCRIPTION PRICE?

The subscription price per Common Share is $0.085 (the “Subscription Price”).

WHEN DOES THE OFFER EXPIRE?

The Rights may be exercised commencing on November 27, 2024 until 5:00 p.m. (Toronto time) on February 12, 2025 (the “Expiry Time”). Rights not exercised at or before the Expiry Time will be void and of no value.

WHAT ARE THE SIGNIFICANT ATTRIBUTES OF THE RIGHTS ISSUED UNDER THE RIGHTS OFFERING AND THE SECURITIES TO BE ISSUED UPON THE EXERCISE OF THE RIGHTS?

The Rights permit the holders thereof to subscribe for and purchase from Burcon an aggregate of up to 142,628,096 Common Shares based on the 142,628,096 Common Shares outstanding as of the date hereof and one Right is required to acquire one Common Share.  During this period, the Rights will trade on the Toronto Stock Exchange (the "TSX") and holders of Rights may sell their Rights through facilities of the TSX. The Rights may not be transferred to any person within the United States. The Rights held by holders in the United States may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act. The Rights are fully transferable into and within Canada and will be evidenced by direct registration system advice ( "Rights DRS Advice") representing the number of Rights to which you are entitled as of the Record Date.  One Right will entitle the holder thereof to subscribe for one Common Share at the Subscription Price prior to the Expiry Time.

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at the date hereof, there are 142,628,096 Common Shares issued and outstanding as fully paid and non-assessable.  In addition, as of the date hereof, the Company has outstanding incentive stock options to purchase 8,845,056 Common Shares, outstanding restricted share units redeemable for 323,000 Common Shares, as well as outstanding warrants to purchase 28,030,037 Common Shares. Assuming all of the Rights are exercised and no other issuances of Common Shares occur before the Expiry Time, the Company will have 285,256,192 Common Shares outstanding immediately after the Expiry Time.

The holders of Common Shares are entitled to one vote per Common Share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the Company's board of directors and, in the event of the liquidation, dissolution or winding-up of the Company, to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, subject to the rights of any securities having priority over the Common Shares.

WHAT ARE THE MINIMUM AND MAXIMUM NUMBER OR AMOUNT OF COMMON SHARES THAT MAY BE ISSUED UNDER THE RIGHTS OFFERING?

The Rights Offering is not subject to any minimum subscription level. Based on the 142,628,096 Common Shares outstanding as of the date hereof, a maximum of 142,628,096 Common Shares will be issued upon exercise of the Rights as one Right will entitle the holder thereof to subscribe for one Common Share.

WHERE WILL THE RIGHTS AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE RIGHTS BE LISTED FOR TRADING?

The Common Shares are listed on the TSX under the symbol “BU”, the OTCQB (“OTC”) under the symbol “BRCNF”, and the Frankfurt Stock Exchange (“FWB”) under the symbol “BNE”.  The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights.  Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Rights will be listed on the TSX under the symbol “BU.RT” and holders of Rights may sell their Rights through facilities of the TSX.  See “Are there restrictions on the resale of securities?” below. Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on February 12, 2025.

FORWARD LOOKING STATEMENTS

This Circular contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements").  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Circular, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things: the timing of and other procedural matters associated with the Rights Offering; the funds to be raised under the Rights Offering; estimated costs of the Rights Offering; the successful completion of the Rights Offering; the use of proceeds from the Rights Offering, including any discussions of potential expansions of production capacity; the Company's estimate of how long the funds raised in the Rights Offering will last from the Expiry Time; the anticipated dilution of shareholders of the Company and liquidity and working capital of the Company.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering; the estimated cost of the Rights Offering; the estimated amount of funds raised under the Rights Offering; the operating expenses of the Company following the Expiry Time; the availability of additional capital; the Company's ability to continue as a going concern; and general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Circular, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering being lower than expected; the uncertainty associated with estimating actual costs incurred in the Rights Offering; the actual amount of funds raised under the Rights Offering; the actual operating expenses of the Company for the 12-month period following the Expiry Time; delays in obtaining or failure to obtain required approvals to complete the Rights Offering; the impact of issuance of additional Common Shares on the market price of the Common Shares; the condition of the global economy; and the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this Circular by the foregoing cautionary statements.

USE OF AVAILABLE FUNDS

WHAT WILL OUR AVAILABLE FUNDS BE UPON THE CLOSING OF THE RIGHTS OFFERING?

The following table outlines our available funds upon closing of the Rights Offering:

		Assuming 15% of offering	Assuming 50% of offering	Assuming 75% of offering	Assuming 100% of offering
A	Amount to be raised by this offering	$1,818,508	$6,061,694	$9,092,541	$12,123,388
B	Selling commissions and fees	$-	$-	$-	$-
C	Estimated offering costs (e.g., legal, accounting, audit)	$225,000	$225,000	$225,000	$225,000
D	Available funds: D = A - (B+C)	$1,593,508	$5,836,694	$8,867,541	$11,898,388

As at September 30, 2024 the Company's working capital deficiency (current liabilities in excess of current assets) was approximately $4.8 million.  The Company's working capital since March 31, 2024 has decreased due to tranche 1 of the Company's secured loan becoming current, ongoing research, commercial launch of new protein products and operational costs. On November 13, 2024, the Company extended the maturity date of tranche 1 of the secured loan to July 1, 2026, remediating the working capital deficiency.

HOW WILL WE USE THE AVAILABLE FUNDS?

Description of intended use of available funds listed in order of priority	Assuming 15% of offering	Assuming 50% of offering	Assuming 75% of offering	Assuming 100% of offering
Research and development	$790,000	$850,000	$1,700,000	$1,700,000
Operating expenses	$703,508	$4,886,694	$7,067,541	$10,098,388
Due Diligence	$100,000	$100,000	$100,000	$100,000
Total: Equal to D in the available funds	$1,593,508	$5,836,694	$8,867,541	$11,898,388

We plan to use the net proceeds of the Rights Offering primarily to provide sufficient funds for ongoing operational costs for an estimated 18 to 24 months.  In addition, and as part of Burcon's capital light business strategy, the Company has begun to explore options to expand its production capacity.  Burcon plans to use part of the net proceeds from the Rights Offering to conduct due diligence on and potentially negotiate for an opportunity to expand its production capacity by acquiring the rights to access a production facility.  Such opportunity, if determined to be beneficial to Burcon and successfully negotiated, is anticipated to represent a commercial lease of a production facility. As at the date of this Circular, the Company is exploring potential options with respect to expanding its production capacity and due diligence is ongoing.

If the Rights Offering is closed at an amount of 65% of the target proceeds, the Company expects to have sufficient working capital to undertake the planned operations for at least 12 months.

There can be no assurance that any due diligence or negotiation will result in a definitive agreement on terms that would be beneficial to the Company.  If the Company is not able to enter into a definitive agreement for access to a new production facility as described above, the Company will continue to explore other alternatives that will advance its capital light strategy.

The net proceeds will also be used for fees and expenses related to the above and for general corporate purposes, research and development and working capital. In addition to the available funds described above following the Rights Offering, the Company had additional capacity as of September 30, 2024 to draw approximately C$4 million under tranche 2 of its secured loan facility, provided by a related party, which can be allocated to capital expenditures and operational costs. On November 20, 2024, Burcon drew C$1 million from tranche 2 of the secured loan facility.

The Company anticipates that any proceeds from the Rights Offering used for research and development will be focused on further optimizing its hemp and canola proteins to support customer sales and to commercialize sunflower proteins and strategic partner discussions.  Research and development work, ranging from functional applications work to shelf-life testing, is and will continue to be undertaken.  Burcon will continue to operate its technical centre in Winnipeg to provide samples for potential market applications for its hemp, canola, pea and sunflower proteins to potential customers.

The completion of the Rights Offering is not conditional upon the Company receiving any minimum amount of subscriptions for Common Shares.

We intend to spend the available funds as stated and the above use of net proceeds reflects the current intention of the Company based on information currently available to it and on current circumstances, economic and otherwise.  We will reallocate funds only for sound business reasons.  The actual use of the net proceeds of the Rights Offering may vary depending on operational and capital needs and the progress of the research and development programs from time to time.  Accordingly, management of the Company will have the discretion in the application of the proceeds of the Rights Offering.  Unallocated funds, if any, will be used for general working capital purposes of the Company.

If the amount raised is less than the 65% threshold amount, this could constrain the Company’s ability to support ongoing operations of both its existing operations and any new production facility (as described above). In order to satisfy all of its short-term liquidity requirements through the 12 months following the completion of the Rights Offering, Burcon requires completion of at least 65% of the Rights Offering.  For these reasons, if at least 65% of the Rights Offering is not subscribed for, there is substantial doubt that Burcon will be able to continue as a going concern.

HOW LONG WILL THE AVAILABLE FUNDS LAST?

The Company estimates that the funds raised in the Rights Offering, assuming 65% participation in the Rights Offering, will last until December 2026, approximately 18 to 24 months from the Expiry Time based on current estimates of future production and revenue.

Our only present means of acquiring investment capital is by means of the sale of our Common Shares.  There is no assurance that we will be able to raise additional financing in the future. For these reasons, if at least 65% of the Rights Offering is not subscribed for, there is substantial doubt that we will be able to continue as a going concern.

INSIDER PARTICIPATION

WILL INSIDERS BE PARTICIPATING?

The Company believes, after reasonable inquiry, that certain directors, senior officers and persons controlling over 10% of the Common Shares of the Company, as the date hereof, intend to exercise some or all of their Basic Subscription Privilege in connection with the Rights Offering; however, the number of Rights that may be exercised by such insiders of the Company cannot be ascertained as at the date of this circular.

As at the date hereof, insiders of the Company own or exercise control or direction over, directly or indirectly, 40,568,881 Common Shares, representing approximately 28.44% of the issued and outstanding Common Shares. Assuming the full take-up their Basic Subscription Privileges, these insiders would own an aggregate of 81,137,762 Common Shares following the Rights Offering.

This reflects the intentions of such insiders as of the date hereof to the extent such intentions are reasonably known to the Company, but such insiders may alter their intentions before the Expiry Time. No assurance can be given that the respective insiders will exercise their Rights.

WHO ARE THE HOLDERS OF 10% OR MORE OF OUR SECURITIES BEFORE AND AFTER THE RIGHTS OFFERING?

To the knowledge of the Company, after reasonable inquiry, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Holdings before the Rights Offering(1)	Holdings after the Rights Offering(2)
Firewood Elite Limited ("Firewood")	25,643,932(3) Common Shares or 17.98%	51,287,864 Common Shares or 17.98%

Note:

1. Based on 142,628,096 Common Shares issued and outstanding as of the date hereof.

2. Assuming Firewood or its affiliates subscribes for such number of Common Shares under the Rights Offering to maintain its pro-rata holdings.

3. 17,584,458 of these shares are held by Large Scale Investments Limited and 8,059,474 of these shares are held by Great Intelligence Limited, both of which are direct wholly-owned subsidiaries of Firewood. Firewood is wholly-owned by Mr. Alan Chan, a director of the Company.

DILUTION

IF YOU DO NOT EXERCISE YOUR RIGHTS, BY HOW MUCH WILL YOUR SECURITY HOLDINGS BE DILUTED?

If a shareholder elects not to exercise Rights, the value of the Common Shares held by such shareholder may be diluted as a result of the exercise of Rights by other shareholders by approximately 50%, assuming the issuance of the maximum number of Common Shares under the Rights Offering.

HOW TO EXERCISE THE RIGHTS

HOW DOES A SECURITY HOLDER THAT IS A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

If you are a registered holder of Common Shares on the Record Date resident in an Eligible Jurisdiction, you will find a Rights DRS Advice along with a subscription form (the "Subscription Form") enclosed with the Notice mailed to you on or about December 2, 2024. Registered holders of Common Shares resident outside the Eligible Jurisdictions will be sent the Notice for information purposes only, together with a letter advising them that their Rights will be held by the Subscription Agent (as defined below), who will hold such Rights as agent for the benefit of all such Ineligible Holders.

One Right and payment of the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights DRS Advice may subscribe for all or any lesser whole number of Common Shares to which the Rights DRS Advice entitles such holder by completing and executing Box 1 on the face of the Subscription Form and delivering the Rights DRS Advice and Subscription Form so completed and executed together with the aggregate Subscription Price for such Common Shares to Computershare Investor Services Inc., the subscription agent retained by Burcon in connection with the Rights Offering (the "Subscription Agent").  The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with the Rights DRS Advice and Subscription Form duly completed, must be sent to the office of the Subscription Agent (the "Subscription Office") before the Expiry Time by courier to 8th Floor, 100 University Ave., Toronto, Ontario M5J 2Y1, Canada, Attention: Corporate Actions or by mail to P.O. Box 7021 31 Adelaide St. E. Toronto, Ontario M5C 3H2, Canada, Attention: Corporate Actions. The method of delivery of a subscription is at each holder's discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested. Completion of Box 1 on the Subscription Form constitutes a representation that the holder of a Rights DRS Advice is neither an Ineligible Holder (as defined below) nor the agent of any such person.

HOW DOES A SECURITY HOLDER THAT IS NOT A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

Only registered Eligible Holders will be provided with Rights DRS Advice. For Eligible Holders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book based system administered by CDS Clearing and Depositary Services Inc. ("CDS") or Depository Trust Company ("DTC") (such shareholders being referred to as "Beneficial Eligible Holders"), a Rights DRS Advice will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. The Company expects that each Beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. A Beneficial Eligible Holder holding Common Shares through a Participant may subscribe for Common Shares by instructing the Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the aggregate Subscription Price for each Common Share subscribed for in accordance with the terms of the Rights Offering to the Participant which holds the Beneficial Eligible Holder's Rights. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

The aggregate Subscription Price is payable by direct debit from the Beneficial Eligible Holder's brokerage account or by electronic funds transfer or other payment mechanism satisfactory to the Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time. Accordingly, if a Beneficial Eligible Holder is subscribing through a Participant, such Beneficial Eligible Holder must deliver payment (by method described above) and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Rights on such Beneficial Eligible Holder's behalf.

Participants that hold Rights for more than one Beneficial Eligible Holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of its accounts on the same basis as if the Beneficial Eligible Holders were holders of Common Shares.

The Company and the Subscription Agent shall have no liability for: (a) the records maintained by CDS or DTC, as the case may be, or Participants relating to the Rights or the book-entry accounts maintained by CDS or DTC, as the case may be; (b) maintaining, supervising or reviewing any records relating to such Rights; (c) any advice or representation made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC, as the case may be; (d) any action to be taken by CDS, DTC or Participants; or (e) any failure by Participants to take any action or any matter relating to the Rights or the exercise thereof.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical Rights DRS Advice.

Beneficial Eligible Holders whose Common Shares are held through a Participant must arrange purchases or transfers of Rights and the exercise of Rights to purchase Common Shares through their Participant. The Company anticipates that each such purchaser of a Right or Common Shares will receive a customer confirmation of purchase from the Participant from whom such Right or Common Shares is purchased in accordance with the practices and procedures of such Participant.

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

Holders of Common Shares on the Record Date resident in an Eligible Jurisdiction are eligible to receive Rights. The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside of the Eligible Jurisdictions.

If you are a holder of Common Shares on the Record Date resident outside of an Eligible Jurisdiction (an “Ineligible Holder”), you will find an exempt purchaser status certificate (“Exempt Status Certificate”) enclosed with the Notice mailed to you on or about December 2, 2024. If you deliver a completed and executed Exempt Status Certificate to Burcon on or before February 5, 2025 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights DRS Advice evidencing the number of Rights you are entitled to.  If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before February 5, 2025, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the TSX prior to the Expiry Time. The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the Rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $10.00.

An Ineligible Holder who wishes to exercise Rights, and who is resident of a jurisdiction where the Rights Offering and the distribution and exercise of Rights is lawful and exempt from any prospectus or similar filing requirement, must complete and deliver the Exempt Status Certificate. Among other things, an Ineligible Holder seeking eligibility to participate in the Rights Offering must represent and warrant to the Company and the Subscription Agent and their respective directors, officers and employees that under the laws of such person's place of residence, such person is entitled to receive, own and exercise the Rights and that the distribution to, and exercise by, such person of such Rights is not unlawful and is exempt from any prospectus or similar filing requirement under the laws applicable to such person or the laws of such person's place of residence and does not require obtaining any approvals of a regulatory authority in such person's place of residence. In addition, such Ineligible Holder must acknowledge that the Company and the Subscription Agent and their respective directors, officers, and employees are relying on such representations and warranties and are entitled and requested to do so in accepting such subscription and in issuing and distributing the subscribed for Common Shares. The Company may, in its sole discretion, determine such person's eligibility.

The Subscription Agent will hold the Rights of Ineligible Holders until February 5, 2025, following which the Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the TSX, on a best efforts basis.  The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Holders at any particular price or prices, or at all. The proceeds received by the Subscription Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques to the Ineligible Holders at their addresses appearing in the records of the Subscription Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Holders, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $10.00. Such amount will be used by the Company to offset a portion of the remuneration of the Subscription Agent for its services.

The Rights Offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering to holders of Common Shares in such jurisdiction. Any person resident outside of Canada or the United States (excluding certain states discussed in this Circular), who is subject to the laws of a jurisdiction where the Rights Offering may be lawful, should seek advice from a lawyer or other qualified securities authority to satisfy himself, herself or itself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make the Rights Offering to him, her or it lawful.

WHAT IS THE ADDITIONAL SUBSCRIPTION PRIVILEGE AND HOW CAN YOU EXERCISE THIS PRIVILEGE?

A holder of a Rights DRS Advice who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights DRS Advice entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Box 2 of the Subscription Form and delivering the Rights DRS Advice and Subscription Form so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent.  If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of: (a) the number of Common Shares for which the subscriber has subscribed under the Additional Subscription Privilege; and (b) the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

If any holder of Rights has subscribed for fewer Additional Common Shares than such holder's pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute Box 2, as well as Box 1, on the Subscription Form and deliver the Subscription Form and Rights DRS Advice so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with the Rights DRS Advice and Box 1 and Box 2 duly completed on the Subscription Form, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest or deduction.

HOW DOES A RIGHTS HOLDER SELL OR TRANSFER RIGHTS?

The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on February 12, 2025.

A holder of Rights may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights into and within Canada to others (except Ineligible Holders) personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the holder's jurisdiction). Holders of Rights DRS Advice may elect to exercise only a portion of their Rights and dispose of the remainder or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Subscription Agent as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

If you wish to transfer your rights, follow the provided instructions attached to the Rights DRS Advice. For this purpose, an "Eligible Institution" means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and members of the Investment Dealers Association of Canada.

A Rights DRS Advice will not be registered in the name of an Ineligible Holders.

If you are a beneficial holder, you must arrange for the transfer of Rights through CDS, DTC or otherwise.

The Rights may not be transferred to a person within the United States and for Eligible Holders resident in the United States, Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts" are conducted in the United States in connection with the resale. "Directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the securities being offered. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act. Any person within the United States that acquires the Rights through the facilities of the TSX or otherwise, other than pursuant to the initial distribution of Rights by the Company, may be unable to exercise such Rights in accordance with the U.S. Securities Act or applicable securities laws of any state of the United States.

The Company reserves the right to reject any such exercise of the Rights by a person within the United States that subsequently acquires the Rights and the acquisition of the Rights by such person within the United States does not constitute an offer of the underlying Common Shares to such person.

WHEN CAN YOU TRADE SECURITIES ISSUABLE UPON THE EXERCISE OF YOUR RIGHTS?

The Common Shares are listed on the TSX under the symbol "BU", on the OTC under the symbol "BRCNF", and the FWB under the symbol "BNE". The TSX has conditionally approved the listing of the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Common Shares issuable upon the exercise of the Rights will also be listed on TSX. The Common Shares issuable upon the exercise of the Rights will be available for trading on or about November 27, 2024 .

ARE THERE RESTRICTIONS ON THE RESALE OF SECURITIES?

The Rights being issued hereunder and the Common Shares issuable upon exercise of the Rights are being distributed by the Company pursuant to exemptions from the registration and prospectus requirements under Canadian securities legislation.

Resale of the Rights and the underlying Common Shares may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Rights and the underlying Common Shares in Canada. Additional restrictions apply to "insiders" of the Company and holders of Rights and underlying Common Shares who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Company for purposes of securities legislation.  Each holder is urged to consult his, her or its professional advisors to determine the exact conditions and restrictions applicable to trades of the Rights and the underlying Common Shares.

Generally, the first trade in Rights and the Common Shares issuable upon exercise of the Rights will be exempt from the prospectus requirements of Canadian securities legislation, if: (a) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (b) the trade is not a control distribution; (c) no unusual effort is made to prepare the market or to create a demand for the Rights or the Common Shares; (d) no extraordinary commission or other consideration is paid in respect of such trade; and (e) if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation. If such conditions have not been met, then the Rights and the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.  As of the date hereof, the Company has been a reporting issuer for more than four months in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia.

The Company has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the "Registration Statement") so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, for such Eligible Holders resident in the United States, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

WILL WE ISSUE FRACTIONAL UNDERLYING SECURITIES UPON EXERCISE OF THE RIGHTS?

No fractional Common Shares will be issued. Where the exercise of Rights would otherwise have entitled a Rights holder to receive fractional Common Shares, the Rights holder's entitlement will be rounded down to the next lowest whole number of Common Shares.

SUBSCRIPTION AGENT

WHO IS THE SUBSCRIPTION AGENT?

Computershare Investor Services Inc., the Subscription Agent, is the depositary for the Rights Offering. The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.

ADDITIONAL INFORMATION

WHERE CAN YOU FIND MORE INFORMATION ABOUT US?

For further information regarding the Company, please refer to the continuous disclosure documents filed by the Company with Canadian securities regulatory authorities on SEDAR+ at www.sedarplus.ca and the Company’s website at www.burcon.ca.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Company's Annual Information Form for the year ended March 31, 2024; (ii) the Company's audited consolidated annual financial statements as at and for the years ended March 31, 2024 and 2023; (iii) management's discussion and analysis for the audited consolidated annual financial statements for the years ended March 31, 2024 and 2023; (iv) the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 and 2023 and the corresponding management's discussion and analysis; (v) the Company's management information circular dated August 1, 2024; (vi) the consent of KPMG LLP; (vii) press release dated November 20, 2024; and (viii) the powers of attorney. Shareholders in the U.S. are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety.

BURCON NUTRASCIENCE CORPORATION
("BURCON")

NOTICE TO SECURITY HOLDERS - November 20, 2024

The purpose of this notice is to advise holders of common shares in the capital of Burcon (the "Common Shares") of a proposed offering of rights ("Rights") of Burcon (the "Rights Offering").

Reference in this notice to "we", "our", "us" and similar terms means Burcon. Reference in this notice to "you", "your" and similar terms mean to Burcon shareholders.

We currently have sufficient working capital to last 3 months. We require at least 65% of the offering to last 12 months.

WHO CAN PARTICIPATE IN THE RIGHTS OFFERING?

Holders of Common Shares of record as at 5:00 p.m. (Toronto time) on November 27, 2024 (the "Record Date") may participate in the Rights Offering. However, as discussed below, the Rights will only be offered to shareholders of Burcon (the "Eligible Holders") in all of the Provinces and Territories of Canada and to shareholders resident in the United States except as discussed under "When And How Can You Exercise Your Rights?" (the "Eligible Jurisdictions").

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

The Rights will be offered to the Eligible Holders in the Eligible Jurisdictions. You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders"). The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside the Eligible Jurisdictions.

Ineligible Holders will not receive a Rights DRS Advice (as defined below) but will be sent a letter describing how Ineligible Holders may participate in the Rights Offering by acquiring Rights and the securities issuable upon the exercise of the Rights.

HOW MANY RIGHTS ARE WE OFFERING?

We are offering a total of 142,628,096 Rights to purchase 142,628,096 Common Shares pursuant to the Rights Offering.

HOW MANY RIGHTS WILL YOU RECEIVE?

Each Eligible Holder will receive one Right for each Common Share held as of the Record Date.

WHAT DOES ONE RIGHT ENTITLE YOU TO RECEIVE?

Before the Expiry Time (as defined below) you will be entitled to subscribe (the "Basic Subscription Privilege") for one Common Share for every one Right held upon payment of the subscription price of $0.085 per Common Share (the "Subscription Price"). No fractional Common Shares will be issued.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the Subscription Price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by 5:00 p.m. (Toronto time) on February 12, 2025.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. (the "Subscription Agent"), the subscription agent retained by Burcon in connection with the Rights Offering.

HOW WILL YOU RECEIVE YOUR RIGHTS?

If you are a registered holder of Common Shares on the Record Date resident in the Eligible Jurisdictions, you will find a direct registration system advice (a "Rights DRS Advice") representing the total number of Rights to which you are entitled to as at the Record Date enclosed with this notice.

If you are an Ineligible Holder, you will find enclosed an exempt purchaser status certificate. If you deliver a completed and executed exempt purchaser status certificate to Burcon on or before February 5, 2025 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights DRS Advice evidencing the number of Rights you are entitled to.  If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before February 5, 2025, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the Toronto Stock Exchange ("TSX") prior to the Expiry Time. The Subscription Agent's ability to sell the rights, and the prices obtained for the rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $10.00.

WHEN AND HOW CAN YOU EXERCISE YOUR RIGHTS?

The Rights may be exercised commencing on November 27, 2024 until 5:00 p.m. (Toronto time) on February 12, 2025 (the "Expiry Time"). Rights not exercised at or before the Expiry Time will be void and of no value. The Rights will be listed on the TSX under the symbol "BU.RT" and the holders of the Rights may trade them through the facilities of the TSX.  Trading in the rights on the TSX will cease at 12:00 p.m. (Toronto time) on February 12, 2025.

Only registered Eligible Holders will be provided with Rights DRS Advice. If you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depositary Services Inc. ("CDS") or Depository Trust Company ("DTC"), a Rights DRS Advice will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. Burcon expects that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. Participants may establish their own deadlines for receiving instructions prior to the Expiry Time and you should therefore immediately contact your Participant to instruct them to exercise or sell or transfer your rights.

The offer and sale of the Common Shares issuable upon exercise of the Rights within the United States is being registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, and Wisconsin) may restrict exercise of the Rights. The Company intends to seek an exemption from the registration requirements of Arizona, Arkansas, Minnesota, and Wisconsin (the "Filing States") to allow the exercise of Rights by shareholders in those states. In certain states, including California, Ohio and any Filing State in which the Company is unable to obtain an exemption from state registration requirements, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Dorothy Law at dlaw@burcon.ca. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

WHAT ARE THE NEXT STEPS?

This document contains key information you should know about Burcon. You can find more details in Burcon's rights offering circular dated November 20, 2024. To obtain a copy, visit Burcon's profile on the SEDAR+ website at www.sedarplus.ca, visit www.burcon.ca, ask your dealer representative for a copy or contact Dorothy Law at dlaw@burcon.ca. You should read the rights offering circular, along with Burcon's continuous disclosure record, to make an informed decision. Holders in the United States should also review the Company's Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.

"Kip Underwood"

Kip Underwood

Chief Executive Officer

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description

1.1	Annual Information Form for the year ended March 31, 2024

2.1	Audited consolidated annual financial statements as at and for the years ended March 31, 2024 and 2023

2.2	Management's discussion and analysis for the audited consolidated annual financial statements for the year ended March 31, 2024 and 2023

2.3	Unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 and 2023

2.4	Management's discussion and analysis of financial condition and results of operations of the three and six months ended September 30, 2024 and 2023

2.5	Management information circular dated August 1, 2024, prepared in connection with the annual meeting of shareholders of the Registrant held on September 18, 2024

3.1	Consent of KPMG LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)

99.1	Press release dated November 20, 2024

PART III-CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Town and Country, Missouri on  November 20, 2024.

BURCON NUTRASCIENCE CORPORATION

By: "Kip Underwood"

               Kip Underwood

               Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Kip Underwood and Robert Peets as his true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

"Kip Underwood"
Kip Underwood	Chief Executive Officer (Principal Executive Officer)	November 20, 2024

"Robert Peets"
Robert Peets	Chief Financial Officer (Principal Financial and Accounting Officer)	November 20, 2024

"Peter H. Kappel"
Peter H. Kappel	Chairman of the Board and Director	November 20, 2024

"Alan Chan"
Alan Chan	Director	November 20, 2024

"Debora Fang"
Debora Fang	Director	November 20, 2024

"Jeanne McCaherty"
Jeanne McCaherty	Director	November 20, 2024

"Alfred Lau"
Alfred Lau	Director	November 20, 2024

"Aaron Ratner"
Aaron Ratner	Director	November 20, 2024

"John Vassallo"
John Vassallo	Director	November 20, 2024

"James Peter Pekar"
James Peter Pekar	Director	November 20, 2024

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Burcon NutraScience Corporation in the United States in the state of Missouri in the city of Town and Country on November 20, 2024.

By: "Kip Underwood"

           Kip Underwood

           Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description

1.1	Annual Information Form for the year ended March 31, 2024

2.1	Audited consolidated annual financial statements as at and for the years ended March 31, 2024 and 2023

2.2	Management's discussion and analysis for the audited consolidated annual financial statements for the year ended March 31, 2024 and 2023

2.3	Unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024 and 2023

2.4	Management's discussion and analysis of financial condition and results of operations of the three and six months ended September 30, 2024 and 2023

2.5	Management information circular dated August 1, 2024, prepared in connection with the annual meeting of shareholders of the Registrant held on September 18, 2024

3.1	Consent of KPMG LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)

99.1	Press release dated November 20, 2024